Exhibit (a)(38)
TELEFONICA ANNOUNCES EXTENSION OF THE TENDER OFFER TO ACQUIRE 100% OF THE SHARES OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
•	The Expiration Date of the U.S. Offer has been extended until 12:00 midnight, New York City time, on October 31, 2008.
Madrid, Spain, October 27, 2008. Telefónica S.A. (“Telefónica”) announced today that the U.S. Offer would be extended to 12:00 midnight, New York City time, on October 31, 2008.
The Chilean Offer will expire at 11:00 p.m., New York City time, on October 30, 2008.
A Schedule TO/13E-3 and a Schedule 14D-9, each as amended, have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). A Supplement dated October 27, 2008 to the Offer to Purchase is included in these filings. Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.